 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Williamson, Jr., Henry G. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					43,746.355 (1)	D
Common Stock					67,559.605 (2)	I	By 401(k)
Common Stock					140.457 (3)	I	By Son
Common Stock					36,167.667 (4)	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Williamson, Jr., Henry G. - February 25, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to Buy)	$32.6600	02/25/2003		A |	(A) 154,833		Common Stock - 154,833	$32.6600	154,833	D
Employee Stock Option (right to buy)	$10.2155						Common Stock - 20,560		20,560	D
Employee Stock Option (right to buy)	$9.3965						Common Stock - 20,154		20,154	D
Employee Stock Option (right to buy)	$13.1875						Common Stock - 60,436		60,436	D
Employee Stock Option (right to buy)	$20.1875						Common Stock - 44,058		44,058	D
Employee Stock Option (right to buy)	$31.0000						Common Stock - 67,448		67,448	D
Employee Stock Option (right to buy)	$36.3125						Common Stock - 61,693		61,693	D
Employee Stock Option (right to buy)	$23.9375						Common Stock - 151,989		151,989	D
Employee Stock Option (right to buy)	$36.5900						Common Stock - 108,376		108,376	D
Employee Stock Option (right to buy)	$36.8400						Common Stock - 110,316		110,316	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact 02-26-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Williamson, Jr., Henry G. - February 25, 2003
Form 4 (continued)
FOOTNOTE Descriptions for BB&T Corporation (BBT)

Form 4 - February 2003

Henry G. Williamson, Jr.
P O Box 1250

Winston-Salem, NC 27102-250
Explanation of responses:

(1)   Includes .688 shares acquired in February, under the Issuer's Dividend Reinvestment Plan.
(2)   Between October 1, 2002 and December 31, 2002, the reporting person acquired 402.031 shares of common stock under the Issuer's 401(k) plan. The information in this report is based on a plan statement dated as of December 31, 2002.
(3)   Includes 1.202 shares acquired in February, under the Issuer's Dividend Reinvestment Plan.
(4)   Includes .202 shares acquired in February, under the Issuer's Dividend Reinvestment Plan.

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